SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of October 2001.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  | |      Form 40-F  |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  | |    No  |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated October 17, 2001

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-9106, 333-13350 and 333-66044.


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         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION

            British Telecommunications PLC and CGI sign partnership agreement bringing single window e-government solutions to the
                                UK Local Authority Market
                            - Multi billion pound market size

         London, England, October 17, 2001 - British Telecommunications PLC (BT) and CGI Group Inc. (CGI) (NYSE: GIB; TSE: GIB.A), today announced the signing of a partnership agreement whereby BT has selected CGI to be its development partner as it offers "single-window" e-government service delivery solutions to Local Authorities in Scotland, England and Wales. All Local Authorities in the United Kingdom have been challenged by the UK Central Government to provide all of their services to citizens "on-line" by the year 2005, offering anywhere, anytime access to government services. The UK Local Authority Government "on-line" market is a multi-billion pound market.

         BT will prime in the partnership through BT Retail, with CGI providing project management, functional and technical architecture, systems integration, solutions and applications development as well as consulting. By partnering with CGI, BT brings to the Local Authorities the most advanced architectures in the world, providing multi-channelled, one-stop-shop government service delivery known as "single-window". The Province of New Brunswick has been an acknowledged leader in changing the way governments interact with citizens through the innovative use of technology, as pioneered over the past 10 years by its delivery agency Service New Brunswick. CGI is Service New Brunswick's primary contractor and architect. CGI is also providing its services to the Canadian Federal Government's Secure Channel project and the Province of Ontario's on-line service delivery project. As well, CGI's IT outsourcing experience will help BT to deliver innovative implementation models that establish enhanced public services leading to a more integrated approach to service delivery and public administration.

         The right fit
         According to a recent study, Canada was selected as the world leader in electronic government initiatives in creating a citizen-centric focus as opposed to a government department approach. In Canada, CGI has distinguished itself as a leader in helping governments meet their objectives of providing better service by creating a secure "single-window " for citizen to government services.

         Pierre Danon, chief executive officer, BT Retail said, "BT Retail is committed to working with world class partners to deliver effective tailored solutions for our customers. We are delighted to link up with such an exciting and highly respected partner as CGI and this bodes well for our partnerships with local authorities."


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                                           2

         "The combined experience and expertise of BT Retail and CGI will provide significant benefit to local authorities and assist them in reaching e-government targets. We understand the benefits of learning from initiatives outside the UK and we believe CGI is an ideal partner to strengthen our existing knowledge and success in the Local Government sector."

         Michael Roach, president, Canada and Europe, CGI said, "Our Canadian expertise will be adopted in the UK to be part of what we believe to be the most comprehensive e-government initiative in the World. BT is an outstanding partner with the knowledge and breadth to help their customers meet the challenges set by the Central Government of the UK. Around the world, all governments have the same mandate and we feel confident that we have the vehicles, government know-how, professionals and IT acumen to help them meet their needs."

         A worldwide initiative
         Governments everywhere are challenging their organizations to adopt "on-line" channels as a catalyst for change. The goal of these initiatives is to provide better service with operating savings, and change the way governments do business.

         BT's search for "best-of-breed" models from around the world to bring to the UK, led them to the Service New Brunswick (SNB) approach, in the Province of New Brunswick Canada, and to its functional and technical architects CGI. Service New Brunswick not only provides one-stop-shopping for 120 different services on behalf of 11 Government Departments, but also provides access to transactions for some Municipal Governments as well as linkages to the Canadian Federal Government in a "joined up" government model.

         A  Gartner   Group  case  study   released  in  August  2001   entitled
         Architecture of the Future: Service New Brunswick, showcased the SNB-CGI model. To learn more, please visit www.cgi.ca.

         The model
         The experiences of both companies has been in integrating not only traditional over-the-counter government service delivery and new electronic service delivery channels, but also front office and back office processes and functionality across multiple departments thus providing single-window access for the citizen regardless of channel or service request. CGI's approach has resulted in the deployment of proven, scalable solutions providing a functional and technical architecture that enables single-window, multi-channeled access.

         About British Telecommunications PLC
         Following the introduction of challenging government targets a few years ago a number of groundbreaking partnerships have been developed with innovative local authorities taking radical steps. BT is at the centre of many of these partnerships, a fact supported by recent Kable research findings placing BT as the emerging number one partner in local government.


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                                           3

         Not only has BT experienced the culture and organisational change facing local authorities but it can also provide the expertise and solutions needed to make the transition required of the modernising government agenda. BT has excelled in many of the areas local government is now looking to change - customer service, flexible working, internal communications, procurement, knowledge sharing, human resources and property management - making it an ideal partner for local government. www.bt.com

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of more than 13,000 professionals. CGI's annualized revenue run-rate totals US$1.3 billion (CDN$2.0 billion). CGI's order backlog currently totals US$6 billion (CDN$9.3 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients in the United States, Canada, the United Kingdom, France, India, Japan, and Australia from more than 60 offices in more than 20 countries. CGI's shares are listed on the NYSE (GIB) and the TSE (GIB.A). They are included in the TSE 100 Composite Index as well as the S&P/TSE Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.ca.

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

         These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities commissions, on the Registration Statement on Form F-4 filed with the SEC in connection with the acquisition of IMRglobal and with the Forms 10-K and 10-Q of IMRglobal filed with the SEC for the periods ended December 31, 2000 and March 31, 2001 respectively. All of the risk factors included in these filed documents are included here by reference. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      -30-
         For more information:

         BT
         Helen Philpott or Mindy Marter
         JBA Public Relations
         (01372) 734200 or 077 188 93166


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         CGI:
         Investor relations
         USA
         Julie Creed
         Vice-president, investor relations
         (312) 201-1911

         Canada
         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       CGI GROUP INC.
                                           (Registrant)


Date:  October 17, 2001                    By /s/ Paule Dore
                                           Name:  Paule Dore
                                           Title:    Executive Vice President
                                                   and Chief Corporate Officer
                                                   and Secretary